NO ACT

PE
3-3-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005925

March 3, 2011

Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-03-2011

Re: The Southern Company

Dear Ms. Caen:

This is in regard to your letter dated March 3, 2011 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Southern's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Southern therefore withdraws its January 21, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Patrick Doherty
Pension Investments & Cash Management
State of New York Office of the State Comptroller
633 Third Avenue-31st Floor
New York, NY 10017

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000


SOUTHERN
COMPANY

March 3, 2011

Via electronic mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: The Southern Company - Notice of Intent to Withdraw No-Action Request Submitted January 21, 2011, Seeking to Omit Shareholder Proposal of New York State Common Retirement Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and *Staff Bulletin No. 14* (July 13, 2001), this letter is submitted on behalf of The Southern Company, a Delaware corporation (the "Company"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to withdraw a no-action request submitted to the staff of the Division of Corporation Finance (the "Staff") on January 21, 2011. The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, relying on Rule 14a-8, excluded from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by the New York State Common Retirement Fund (the "Proponent").

On March 1, 2011, Mr. Patrick Doherty of the New York State Common Retirement Fund sent a letter by facsimile to the Company stating that the Proponent has withdrawn the Proposal. The withdrawal is based on the Company's commitment to discuss the matters raised in the Proposal with the Proponent. A full copy of the letter is attached as Exhibit A hereto. As a result of the Proponent's decision to withdraw the

Proposal, the Company no longer wishes to pursue the No-Action Request and is providing this letter to express its intention to withdraw the No-Action Request so that the Staff may allocate its resources to other pending requests and matters.

Pursuant to *Staff Bulletin No. 14* (July 13, 2001) and in order for the Staff to process the Company's withdrawal request efficiently, we offer the following:

- The Proponent withdrew the Proposal in a letter from Mr. Patrick Doherty dated March 1, 2011.
- A copy of that letter is attached as Exhibit A hereto.
- There are no other eligible shareholders whose agreement is required to effectively withdraw the Proposal.
- The Company has not agreed to include a revised version of the Proposal in the 2011 Proxy Materials.
- The Company is withdrawing the No-Action Request with respect to the Proposal filed on January 21, 2011.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this withdrawal letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to withdraw the No-Action Request.

Please do not hesitate to call me at (404) 506-0684 if I can be of any further assistance in this matter.

Thank you for your consideration.

Respectfully Submitted,



Melissa K. Caen

cc: Mr. Patrick Doherty (via FedEx)
New York State Common Retirement Fund

Enclosure

Exhibit A


EXCELSIOR

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

March 1, 2011

Ms. Melissa Caen
Southern Company Services, Inc.
30 Ivan Allen, Jr., NW -12th Floor
Atlanta, Georgia 30308

Dear Ms. Caen:

On the basis of the commitment contained in your communication of February 28 , I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000


SOUTHERN
COMPANY

January 21, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via electronic mail: shareholderproposals@sec.gov

RE: The Southern Company – Shareholder Proposal Submitted by New York State Common Retirement Fund

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2011 Proxy Statement (the "2011 Proxy Statement") of The Southern Company (the "Company"). The New York State Common Retirement Fund (the "Proponent") has submitted the proposal (the "Proposal"), which is attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "SEC") against the Company if the Proposal is omitted from the 2011 Proxy Statement pursuant to Rule 14a-8(i)(12) because the Proposal relates to substantially the same subject matter as other proposals that have been previously submitted in the Company's proxy materials and such proposals failed to receive a sufficient favorable vote.

This request is being submitted by electronic mail to the Staff. A copy of this letter and its attachments is also being mailed on this same date to the Proponent informing it of the Company's intention to omit the Proposal from the 2011 Proxy Statement in accordance with Rule 14a-8(j). The Company intends to begin distribution of its definitive 2011 Proxy Statement on or around April 13, 2011.

The Proposal sets forth the following:

"RESOLVED, shareholders request that the Company adopt quantitative goals for the reduction of greenhouse gas and other air emissions, including plans to retrofit or retire its existing coal plants; and that the Company report to shareholders by September 30, 2011, on its plans to achieve this goal. Such a report will omit proprietary information and be prepared at a reasonable cost."

Under Rule 14a-8(i)(12), if a shareholder proposal "deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

As described in more detail below, the Company has included shareholder proposals that deal with substantially the same subject matter as the Proposal in its 2007, 2008, 2009 and 2010 annual meeting proxy statements. Further, the substantially similar proposal included in the Company's 2010 annual meeting proxy statement received less than 10% of the vote. As a result, the Proposal may be excluded under paragraph (iii) of Rule 14a-8(i)(12).

Background

The Company is one of the nation's largest electric utility holding companies. The Company owns electric utilities in four states and a growing competitive generation company. The Company's subsidiaries operate more than 42,000 megawatts of electric generating capacity.

In each of the last four years, the Company has included in its annual meeting proxy materials a shareholder proposal that requested a report to shareholders identifying quantitative goals for the reduction of emissions (carbon dioxide/greenhouse gas emissions) from the electric generating units operated by the Company's subsidiaries and actions planned by the Company to achieve these emissions reductions. Most recently, the Company included the shareholder proposal set forth below (the "2010 Proposal") in its 2010 annual meeting proxy materials (the "2010 Proxy Statement") filed on April 13, 2010:

"RESOLVED: Shareholders request that the Board of Directors report to shareholder actions the company would need to take to reduce total CO_2

emissions, including quantitative goals for existing and proposed plants based on current and emerging technologies, by September 30, 2010. Such report shall omit proprietary information and be prepared at a reasonable cost."

Shareholder proposals that were identical to the 2010 Proposal (other than revising the applicable due date for the report) were included in the Company's 2009, 2008 and 2007 annual meeting proxy statements (such proposals, together with the 2010 Proposal, the "Prior Proposals"). The Prior Proposals, as they appeared in the applicable annual meeting proxy materials of the Company, are attached hereto as Exhibit B (2010 annual meeting), Exhibit C (2009 annual meeting), Exhibit D (2008 annual meeting) and Exhibit E (2007 annual meeting).

On the most recent submission to the Company's shareholders at the 2010 annual meeting of shareholders, only 8.4% of the votes were cast in favor of the 2010 Proposal.[1] The Company's Form 8-K filing documenting the voting results of the 2010 annual meeting of shareholders is attached hereto as Exhibit F. See voting item No. 7.

The Proposal represents the fifth straight year the Company has received a shareholder proposal with respect to substantially the same subject matter. While the Proposal has been presented by a different proponent and is not precisely identical in wording to the Prior Proposals, the Proposal and the Prior Proposals are substantially identical in substance. Just like the Prior Proposals, the Proposal requests a report to shareholders by September 30 of the current year identifying quantitative goals for the reduction of emissions (greenhouse gas and other emissions) from the electric generating units operated by the Company's subsidiaries and actions planned by the Company to achieve these emissions reductions (i.e., plans to retrofit or retire (and thus replace) units).

<u>Analysis</u>

Rule 14a-8(i)(12) is designed to exclude proposals that deal with "substantially the same subject matter." The rule does not require that the proposals must be identical. While the earlier interpretation of Rule 14a-8(i)(12) did require a proposal to be "substantially the same proposal" as a prior proposal submitted to apply the rule and allow exclusion, the SEC amended the rule in 1983. The SEC in Exchange Act Release No. 34-20091 (August 16, 1983) stated that a change was necessary to "[s]ignal a clean break from the strict interpretive position" previously applied. Although the SEC acknowledged future decisions would involve difficult subjective judgments, the amended rule was required to clarify that exclusion of a proposal pursuant to Rule 14a-8(i)(12) does not require that the proposals or their subject matters be identical. The SEC has focused on "substantive concerns" raised in a proposal as the essential consideration to determine whether a proposal considered for exclusion deals with substantially the same subject matter. The specific language or the action proposed to be taken by a

[1] We note that the Company has been publishing reports on its efforts relating to greenhouse gas emissions and its energy efficiency efforts since 2005. The existence of these reports may have contributed to these voting results.

company is not the focus. Even if a proposal requests a company to take different actions, the Staff has consistently ruled that an exclusion of a proposal is proper when the proposal in question shares similar underlying social or policy issues with a prior proposal. Likewise, proposals submitted by different proponents from year to year have consistently been excluded by companies based on the Staff's interpretation of the rule.

In particular, the Staff has permitted exclusion of repeated proposals requesting reports related to environmental matters under Rule 14a-8(i)(12). In *ConocoPhillips* (March 5, 2009), the Staff excluded a proposal regarding a report to shareholders on how the company ensures its accountability for the environmental impacts in communities as it was substantially similar to proposals submitted in 2006, 2007 and 2008. All of the proposals dealt with the same subject matter of reporting to shareholders on environmental matters related to the company's operations of its business. The variations in the supporting statements did not affect the Staff's application of the rule. The 2008 voting result of 8.4% failed to meet the 10% threshold required under Rule 14a-8(i)(12) so the proposal was permitted to be excluded in 2009.

The Staff also has permitted exclusion of substantially similar proposals requesting reports relating to subject areas other than environmental matters. See *Comcast Corporation* (March 5, 2009) (substantially similar proposals related to a report quantifying the pay differentials of company executives and lowest paid employees).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(12) of proposals relating to the same subject matter where the requested actions were different. In *Abbott Laboratories* (January 27, 2010), the Staff allowed the exclusion of a proposal from Abbott Laboratories' 2010 proxy materials pursuant to Rule 14a-8(i)(12) that was substantially the same as proposals previously included in proxy materials in 2009 and 2005. The 2010 and 2009 proposals were substantially the same as they both focused on a concern for animal-based testing and a report on current animal use and future goals to reduce animal use. The 2005 and 2010 proposals also concerned the same subject matter of animal testing. Even though the 2005 proposal requested that the company take specific actions, and the 2009 and 2010 proposals requested reports, the Staff clearly identified all proposals as being substantially the same subject matter to exclude the 2010 proposal. The Staff also allowed Abbot Laboratories to exclude proposals related to substantially the same subject matter, animal testing, in 2006 and 2007 (*Abbott Laboratories* (February 28, 2006) and *Abbott Laboratories* (February 5, 2007)). See also *Tyson Foods, Inc.* (October 22, 2010), where the Staff permitted exclusion of a proposal from 2010 proxy materials that was substantially similar to a proposal included in 2009 (even though the language and requested action were different, the focus and substantive concerns were found by the Staff to be the sufficiently similar to allow exclusion).

Based on the Staff's interpretation of the requirements of Rule 14a-8(i)(12), the Company believes the Proposal clearly qualifies for exclusion as it deals with substantially the same subject matters as the Prior Proposals (i.e., quantitative goals for the reduction of emissions from electric generating plants). In addition, the Proposal and the Prior Proposals request substantially similar actions from the Company (preparation of a report identifying these goals and the Company's plans for achieving those goals). Both the Proposal and the Prior Proposals request reports identifying quantitative reductions. Further, the Prior Proposals were submitted in each the last four years and received only 8.4% of the votes in the last submission to shareholders in 2010.

For all of these reasons cited above, the Company believes it may properly exclude the Proposal from the 2011 Proxy Statement under Rule 14a-8(i)(12)(iii). The Company respectfully requests that the Staff not recommend enforcement action to the SEC if the Company omits the Proposal from the 2011 Proxy Statement. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision. We also ask the Proponent to copy the undersigned on any response submitted to the Staff.

Please contact me at 404.506.0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: Mr. Patrick Doherty (via FedEx)
New York State Common Retirement Fund

Attachments

Exhibit A



THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 7, 2010

Ms. Melissa Caen
Assistant Corporate Secretary
Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Dear Ms. Caen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Southern Company of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of 2,718,282 Southern Company shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Reduction of Greenhouse Gas and other Air Emissions

WHEREAS:

Many utilities have established goals for reduction of green house gasses ("GHG") and other pollutants. Pollution reduction goals have been set in anticipation of additional regulation by the Environmental Protection Agency ("EPA") and to mitigate the economic, public health and environmental consequences of these emissions.

In October 2006, a report authored by former chief economist of the World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 10% of global domestic product ("GDP") if greenhouse gas emissions are not reduced, and that GHG's can be reduced at a cost of approximately 1% of global GDP per year.

In October 2009, a National Academy of Sciences report stated that the burning of coal to generate electricity in the U.S. causes about $62 billion a year in "hidden costs" for environmental damage, not including the costs for damage associated with GHG emissions.

The electric generating industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U. S. fossil fueled power plants account for nearly 40% of domestic carbon dioxide emissions.

On May 13, 2010, the EPA finalized regulations requiring many existing and new industrial facilities, including power plants, refineries and cement production facilities to obtain operating permits for emission of carbon dioxide and other green house gasses. These requirements are scheduled to take effect in the first half of 2011.

Many utilities, including Xcel Energy, Calpine Corporation and Progress Energy are shutting down or replacing coal-fired power plants, having determined that doing so is more cost-effective than retrofitting the plants to comply with new U.S. EPA regulations.

The Tennessee Valley Authority announced in August, 2010, plans to idle 1000 MW of coal generating capacity over the next five years and add 1000 MW of gas and 1140 MW of nuclear generating capacity along with 1900 MW of energy efficiency and distributed renewable resources.

Some of the Company's electric industry peers who have set GHG emissions reduction targets include American Electric Power, Entergy, Duke Energy, Exelon, National Grid and Consolidated Edison. Those with GHG intensity targets include CMS Energy, PSEG, NiSource and Pinnacle West.

RESOLVED, shareholders request that the Company adopt quantitative goals for the reduction of greenhouse gas and other air emissions,
including plans to retrofit or retire it's existing coal plants; and that the Company report to

shareholders by September 30, 2011, on its plans to achieve this goal. Such a report will omit proprietary information and be prepared at reasonable cost.

Exhibit B

ITEM NO. 6 — STOCKHOLDER PROPOSAL ON CLIMATE CHANGE ENVIRONMENTAL REPORT

The Company has been advised that The Sisters of Charity of Saint Elizabeth, P. O. Box 476, Convent Station, New Jersey 07961-0476, holder of 100 shares of Common Stock; American Baptist Home Mission Societies, P. O. Box 851, Valley Forge, Pennsylvania 19482-0851, holder of 1,742 shares of Common Stock; Benedictine Sisters Charitable Trust, 285 Oblate Drive, San Antonio, Texas 78216, holder of 100 shares of Common Stock; Benedictine Sisters of Virginia, Saint Benedict Monastery, 9535 Linton Hall Road, Bristow, Virginia 20136-1217, holder of 2,000 shares of Common Stock; Board of Pensions of the Evangelical Lutheran Church in America, 800 Marquette Avenue, Suite 1050, Minneapolis, Minnesota 55402-2892, holder of 12,871 shares of Common Stock; Calvert Asset Management Company, Inc., 4550 Montgomery Avenue, Bethesda, Maryland 20814, representing four shareholders — Calvert Large Cap Value Fund, holder of 64,400 shares of Common Stock, Summit Zenith Portfolio, holder of 137,800 shares of Common Stock, Summit Balanced Index Portfolio, holder of 719 shares of Common Stock, and Summit S&P 500 Index Portfolio, holder of 19,204 shares of Common Stock; Catholic Health East, 3805 West Chester Pike, Suite 100, Newtown Square, Pennsylvania 19073-2304, holder of 150 shares of Common Stock; Catholic Healthcare Partners, 615 Elsinore Place, Cincinnati, Ohio 45202, holder of 2,000 shares of Common Stock; Connecticut Retirement Plans and Trust Funds, 55 Elm Street, Hartford, Connecticut 06106-1773, holder of 169,619 shares of Common Stock; Providence Trust, 515 SW 24th Street, San Antonio, Texas 78207-4619, holder of 5,700 shares of Common Stock; and Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, New Jersey 07042, holder of 100 shares of Common Stock, propose to submit the following resolution at the 2010 Annual Meeting of Stockholders.

"Whereas: The International Energy Agency (IEA) warned in its 2007 World Energy Outlook that 'urgent action is needed if greenhouse gas [GHG] concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system.' In its 2009 report the IEA notes that 'The scale and breadth of the energy challenge is enormous — far greater than many people realise. But it can and must be met. The recession, by curbing the growth in greenhouse-gas emissions, has made the task of transforming the energy sector easier by giving us an unprecedented, yet relatively narrow, window of opportunity to take action to concentrate investment on low-carbon technology.'

"In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of GDP if emissions are not reduced, and that GHGs can be reduced at a cost of approximately 1% of global economic growth.

"U.S. power plants are responsible for nearly 40% of the country's carbon dioxide emissions, and 10% of global carbon dioxide emissions.

"Coal-burning power plants are responsible for 80% of carbon dioxide emissions from all U.S. power plants and Southern Co. is the second-largest emitter of CO_2, the principal GHG linked to climate change, among U.S. power generators.

"Levels of carbon dioxide, which persists in the atmosphere for over 100 years, are now higher than anytime in the past 400,000 years and they will continue to rise as long as emissions from human activities continue.

"President Obama and many members of Congress are pressing on plans to limit greenhouse gas emissions; this will surely impact the business of our Company regardless of the mechanisms.

"AEP, the nation's largest carbon dioxide emitter, Entergy and Exelon have set total GHG emissions reduction targets. Duke, Exelon, FPL, NRG, and others, through their participation in the U.S. Climate Action Partnership, have publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050. They have endorsed adoption of mandatory federal policy to limit CO_2 emissions to provide economic and regulatory certainty needed for major investments in our energy future.

"Southern opposes mandatory regulation of CO_2 and other GHG emissions in favor of voluntary action. While our company has added cleaner natural gas capacity, is investing in renewable energy, has reduced the intensity of its CO_2 emissions, and looks to reduce GHG emissions by 80% by 2050 (Southern Company response to CDP6), we believe Southern still needs to articulate a cohesive business plan for dealing with climate risk and opportunity, and offer robust responses to the financial, regulatory, and technology impacts of the climate crisis.

"**RESOLVED**: Shareholders request that the Board of Directors report to shareholders actions the company would need to take to reduce total CO_2 emissions, including quantitative goals for existing and proposed plants based on current and emerging technologies, by September 30, 2010. Such report shall omit proprietary information and be prepared at reasonable cost."

Exhibit C

ITEM NO. 5 — STOCKHOLDER PROPOSAL ON ENVIRONMENTAL REPORT

The Company has been advised that The Sisters of Charity of Saint Elizabeth, P. O. Box 476, Convent Station, New Jersey 07961-0476, holder of 100 shares of Common Stock; Benedictine Sisters of Boerne, Texas, 285 Oblate Drive, San Antonio, Texas 78216, holder of 200 shares of Common Stock; Benedictine Sisters of Virginia, Saint Benedict Monastery, 9535 Linton Hall Road, Bristow, Virginia 20136-1217, holder of 2,000 shares of Common Stock; Board of Pensions of the

Evangelical Lutheran Church in America, 800 Marquette Avenue, Suite 1050, Minneapolis, Minnesota 55402-2892, holder of 12,871 shares of Common Stock; Congregation of Benedictine Sisters of Perpetual Adoration, Benedictine Monastery, 31970 State Highway P, Clyde, Missouri 64432-8100, holder of 1,050 shares of Common Stock; State of Connecticut Retirement Plans & Trust Funds, 55 Elm Street, Hartford, Connecticut 06106-1773, holder of 317,925 shares of Common Stock; Providence Trust, 515 SW 24th Street, San Antonio, Texas, 78207-4619, holder of 158 shares of Common Stock; and Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, New Jersey 07042, holder of 100 shares of Common Stock, propose to submit the following resolution at the 2009 Annual Meeting of Stockholders.

"Whereas: The International Energy Agency warned in its 2007 World Energy Outlook that 'urgent action is needed if greenhouse gas (GHG) concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system.'

"In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of GDP if emissions are not reduced, and that GHGs can be reduced at a cost of approximately 1% of global economic growth.

"U.S. power plants are responsible for nearly 40% of the country's carbon dioxide emissions, and 10% of global carbon dioxide emissions.

"Carbon dioxide emissions from electric power generation rose by 2.9% in 2007 according to the U.S. Energy Information Administration, the largest single year since 1998.

"Coal-burning power plants are responsible for 80% of carbon dioxide emissions from all U.S. power plants and Southern Co. is the second-largest emitter of CO_2, the principal GHG linked to climate change, among U.S. power generators.

"Levels of carbon dioxide, which persist in the atmosphere for over 100 years, are now higher than anytime in the past 400,000 years and they will continue to rise as long as emissions from human activities continue.

"President Obama and many members of Congress plan to limit greenhouse gas emissions; this will surely impact the business of our Company regardless of the mechanisms.

"AEP, the nation's largest carbon dioxide emitter, Entergy and Exelon have set total greenhouse gas emissions reduction targets. Duke, Exelon, FPL, NRG, and others, through their participation in the U.S. Climate Action Partnership, have also publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050. They have endorsed adoption of mandatory federal policy to limit CO_2 emissions as a way to provide economic and regulatory certainty needed for major investments in our energy future.

"Southern, however, opposes mandatory regulation of CO_2 and other GHG emissions in favor of voluntary action. While our company has added cleaner natural gas capacity, is investing in renewable energy, and has reduced the intensity of its CO_2 emissions, it has yet to adopt a voluntary reduction goal for its total CO_2 emissions. (Southern Co. Response to CDP5)

"RESOLVED: Shareholders request that the Board of Directors report to shareholders actions the company would need to take to reduce total CO_2 emissions, including quantitative goals for existing and proposed plants based on current and emerging technologies, by September 30, 2009. Such report shall omit proprietary information and be prepared at reasonable cost."

Exhibit D

ITEM NO. 5 — STOCKHOLDER PROPOSAL ON ENVIRONMENTAL REPORT

The Company has been advised that The Sisters of Charity of Saint Elizabeth, P. O. Box 476, Convent Station, New Jersey 07961, holder of 100 shares of Company common stock; American Baptist Home Mission Society of The American Baptist Churches, USA, P. O. Box 851, Valley Forge, Pennsylvania 19482, holder of 1,942 shares of Company common stock; Congregation of Benedictine Sisters, 285 Oblate Drive, San Antonio, TX holder of 14,000 shares of Company common stock, and Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, New Jersey 07042, holder of 100 shares of Company common stock, propose to submit the following resolution at the 2008 Annual Meeting of Stockholders.

"Whereas:

"The International Energy Agency warned in its 2007 World Energy Outlook that 'urgent action is needed if greenhouse gas (GHG) concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system.'

"In October 2006, a report authorized by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of GDP if emissions are not reduced, and that GHGs can be reduced at a cost of approximately 1% of global economic growth.

"U.S. power plants are responsible for nearly 40% of the country's carbon dioxide emissions, and 10% of global carbon dioxide emissions.

"Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and Southern Company is the second-largest emitter of CO_2, the GHG linked to climate change, among U.S. power generators.

"Since 1990, CO_2 emissions from U.S. power plants have increased by 27%. Moreover, the global rate of GHG emissions from burning fossil fuels increased four-fold between 2000 and 2005 (U.S. Energy Information Administration).

"Levels of CO_2, which persist in the atmosphere for over 100 years, are now higher than anytime in the past 400,000 years and they will continue to rise as long as emissions from human activities continue.

"While CO_2 is not now regulated at the federal level, the U.S. Senate Environment and Public Works Committee voted to report the Lieberman-Warner Security Act (S. 2191) to the full Senate in December 2007. The bill would reduce emissions by almost 20% below current levels by 2020 and 60% by 2050.

"Shareholders desire to understand how well our company would be prepared to operate under mandatory 20% and 60% CO_2 emissions reduction mandates, were such carbon constraints enacted by the U.S. Congress.

"AEP, the nation's largest electric generator, Entergy and Exelon have set total GHG emissions reduction targets. Duke, Exelon, FPL, NRG, and others, through their participation in the U.S. Climate Action Partnership, have also publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050. They have endorsed adoption of mandatory federal policy to limit CO_2 emissions as a way to provide economic and regulatory certainty needed for major investments in our energy future.

"Southern Company however, opposes mandatory regulation of CO_2 and other GHG emissions in favor of voluntary action. While our company has added cleaner coal burning capacity, is investing in renewable energy, and has reduced the intensity of its CO_2 emissions, it has yet to adopt a voluntary reduction goal for its total CO_2 emissions. (Southern Company Response to CDP5)

"RESOLVED: Shareholders request that the Board of Directors report to shareholders actions the company would need to take to reduce total CO_2 emissions, including quantitative goals for existing and proposed plants based on current and emerging technologies, by September 30, 2008. Such report shall omit proprietary information and be prepared at reasonable cost."

Exhibit E

ITEM NO. 3 — STOCKHOLDER PROPOSAL ON ENVIRONMENTAL REPORT

The Company has been advised that The Sisters of Charity of Saint Elizabeth, P. O. Box 476, Convent Station, New Jersey 07961, holder of 100 shares of Company common stock; American Baptist Home Mission Society of The American Baptist Churches, USA, P. O. Box 851, Valley Forge, Pennsylvania 19482, holder of 1,330 shares of Company common stock; State of Connecticut Retirement Plans & Trust Funds, 55 Elm Street, Hartford, Connecticut 06106, holder of 196,000 shares of Company common stock; and Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, New Jersey 07042, holder of 100 shares of Company common stock, propose to submit the following resolution at the 2007 Annual Meeting of Stockholders.

"Whereas:

"Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and Southern Company is the second-largest emitter of CO_2, the principal greenhouse gas (GHG) linked to climate change, among U.S. power generators. http://www.nrdc.org/air/pollution/benchmarking/default.asp

"Since 1990, CO_2 emissions from U.S. power plants have increased by 27%. Moreover, the global rate of GHG emissions from burning fossil fuels increased four-fold between 2000 and 2005 (*Financial Times* 11/10/06).

"Levels of CO_2, which persists in the atmosphere for over 100 years, are now higher than anytime in the past 400,000 years and they will continue to rise as long as emissions from human activities continue.

"In order to avoid the most damaging effects of climate change, scientists urge that global CO_2 emissions be kept at 2004 levels for the next 50 years through a combination of measures, including conservation, energy efficiency, switching to cleaner fuels and new low-carbon technologies. http://fire.pppl.gov/energy_socolow_081304.pdf

"Claude Mandil, Executive Director of the International Energy Agency, noted that '...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses — notably in its World Energy Outlook 2006.' 'The world's energy economy is on a pathway that is plainly not sustainable' (*FT Energy Special* 10/20/06).

"While CO_2 is not now regulated federally, the in-coming chair of the Senate environmental committee has indicated that California's new law requiring a 25% reduction in total CO_2 emissions by 2020 will be a model for federal legislation. (AP 11/9/06)

"Shareholders desire to understand how well our company would be prepared to operate under mandatory 25% CO_2 emissions reduction mandates, were such carbon constraints enacted by the U.S. Congress.

"AEP, the nation's largest electric generator, Entergy and Exelon have set total GHG emissions reduction targets. Duke Energy, Exelon, and several other major U.S. corporations have also publicly endorsed adoption of federal policy to limit CO_2 emissions as a way to provide economic and regulatory certainty needed for major investments in our energy future.

"Southern Company however, opposes mandatory regulation of CO_2 and other GHG emissions in favor of voluntary action. While our company has added cleaner coal burning capacity, is investing in renewable energy and has reduced the intensity of its CO_2 emissions, it has yet to adopt a voluntary reduction goal for its total CO_2 emissions. (Southern Company Response to CDP4) http://www.cdproject.net/online_response.asp?cid=1269&id=4&exp=10desc=Electric+Utility&letter=S

"RESOLVED: Shareholders request that the Board of Directors report to shareholders actions the company would need to take to reduce total CO_2 emissions, including quantitative goals for existing and proposed plants based on current and emerging technologies, by September 20, 2007. Such report shall omit proprietary information and be prepared at reasonable cost."

Exhibit F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 26, 2010

Commission File Number	**Registrant, State of Incorporation, Address And Telephone Number**	**I.R.S. Employer Identification No.**
1-3526	THE SOUTHERN COMPANY (A Delaware Corporation) 30 Ivan Allen Jr. Boulevard, N.W. Atlanta, Georgia 30308 (404) 506-5000	58-0690070

The name and address of the registrant have not changed since the last report.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. <u>Submission of Matters to a Vote of Security Holders</u>.

The Southern Company (the "Company") held its Annual Meeting of Stockholders on May 26, 2010. At the meeting, stockholders elected all 11 of the directors nominated by the Board of Directors. Each director received a greater number of votes cast "for" election than votes "withheld" from election as reflected below. In addition, the Company's stockholders ratified the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010 and approved:

(1) an amendment to the By-Laws of the Company to adopt a majority vote standard and eliminate cumulative voting in uncontested director elections;

(2) an amendment to the Company's Certificate of Incorporation to eliminate cumulative voting in elections of directors; and

(3) an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock.

The two stockholder proposals that were presented at the meeting are briefly discussed below and were not approved. For more information on the proposals, see the Company's proxy statement dated April 13, 2010.

Set forth below are the final voting results for each of the proposals.

No. 1 - Election of director nominees

Director	Votes For	Votes Withheld	Broker Non-Votes
Juanita Powell Baranco	446,308,865	8,801,990	207,746,357
Jon A. Boscia	449,408,843	5,702,012	207,746,357
Henry A. Clark III	448,724,213	6,386,642	207,746,357
H. William Habermeyer, Jr.	448,737,852	6,373,003	207,746,357
Veronica M. Hagen	441,494,885	13,615,970	207,746,357
Warren A. Hood, Jr.	449,258,651	5,852,204	207,746,357
Donald M. James	395,289,237	59,821,618	207,746,357
J. Neal Purcell	448,591,822	6,519,033	207,746,357
David M. Ratcliffe	443,516,566	11,594,289	207,746,357
William G. Smith, Jr.	449,415,351	5,695,504	207,746,357
Larry D. Thompson	446,462,746	8,648,109	207,746,357

No. 2 - Proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010

Votes For	Votes Against	Abstentions	Broker Non-Votes
604,559,514	5,989,333	52,308,365	0

No. 3 - Proposal to amend the By-Laws of the Company to adopt a majority vote standard and eliminate cumulative voting in uncontested director elections.

Votes For	Votes Against	Abstentions	Broker Non-Votes
606,729,455	49,111,456	7,016,301	0

No. 4 - Proposal to amend the Company's Certificate of Incorporation to eliminate cumulative voting in election of directors

Votes For	Votes Against	Abstentions	Broker Non-Votes
611,669,040	43,957,067	7,231,105	0

No. 5 - Proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock

Votes For	Votes Against	Abstentions	Broker Non-Votes
572,953,518	34,941,363	54,962,331	0

No. 6 - Stockholder Proposal regarding a climate change environmental report

Votes For	Votes Against	Abstentions	Broker Non-Votes
38,094,665	347,780,889	69,235,301	207,746,357

No. 7 - Stockholder Proposal regarding a coal combustion byproducts environmental report

Votes For	Votes Against	Abstentions	Broker Non-Votes
80,883,224	303,993,233	70,234,398	207,746,357

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

3.1 Certificate of Amendment to the Certificate of Incorporation of the Company effective May 27, 2010.

3.2 By-Laws of the Company, as amended effective May 26, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2010

THE SOUTHERN COMPANY

By /s/Melissa K. Caen
Melissa K. Caen
Assistant Secretary